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                           January 25, 2022

       H. Andrew DeFerrari
       Senior Vice President and Chief Financial Officer
       Dycom Industries, Inc.
       11780 US Highway 1, Suite 600
       Palm Beach Gardens, Florida 33408

                                                        Re: Dycom Industries,
Inc.
                                                            Form 10-K for the
fiscal year ended January 30, 2021
                                                            Filed March 5, 2021
                                                            File No. 001-10613

       Dear Mr. DeFerrari:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the fiscal year ended January 30, 2021

       Notes to the Consolidated Financial Statements
       2. Significant Accounting Policies and Estimates
       Accounts Receivable, Net, page 51

   1. We note that your accounts receivable include unbilled accounts receivable. You disclose that unbilled accounts
receivable represent amounts for which you have an unconditional right to receive
payment, although invoicing is subject to the completion of certain processes or other
requirements. You further disclose that such requirements may include the passage of time,
completion of other items within a statement of work, or other contractual billing
requirements. Please clarify for us what is meant by completion of other items within a
statement of work and other contractual billing requirements.
                                                        Further, please clarify
how those processes and requirements are consistent with your determination that you
have an unconditional right to receive payment. In your response, please separately
quantify the amounts that are subject to only the passage of time, the
 H. Andrew DeFerrari
Dycom Industries, Inc.
January 25, 2022
Page 2
         completion of other items within a statement of work, other contractual billing requirements, and any other specific factor. Please refer to ASC 606-10-45.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at
202-551-
3295 with any questions.



FirstName LastNameH. Andrew DeFerrari                         Sincerely,
Comapany NameDycom Industries, Inc.
                                                              Division of
Corporation Finance
January 25, 2022 Page 2                                       Office of Real
Estate & Construction
FirstName LastName